Exhibit 99.1

Bright Scholar Announces Acquisition of Additional Equity Interests in Can-achieve

FOSHAN, May 14, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its acquisition of additional 49% equity interests in Can-achieve (Beijing) Education Consultants Co., Ltd.(“Can-achieve”). This is a follow-up investment since the Company’s initial investment of 21% equity interests in Can-achieve in July 2017. The Company will hold a total of 70% equity interests in Can-achieve after closing the transaction for a total consideration of RMB262.5 million.

Founded in 2008, Can-achieve has operations in Beijing, Guangzhou, Zhengzhou and Hong Kong, representing over 600 prestigious overseas universities, including 273 universities in the United States and Canada, where it has the largest market share in this segment, with 23 universities in the U.S. top 50/QS 100 rankings. In 2017, the total revenue and net profit of Can-achieve was RMB123.9 million and RMB26.3 million, respectively.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended February 28, 2018, Bright Scholar had an average of 34,251 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the Company’s investment, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the Company’s investment, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com